UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Blue Apron Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

09523Q101
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

_______________

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09523Q101	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS SG GROWTH PARTNERS II, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 9,937,081*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,937,081*
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,937,081*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.9%**
12.	TYPE OF REPORTING PERSON PN

*
Consists of 9,937,081 shares of Class B Common Stock held of record by SG Growth Partners II, LP.  Each share of Class B Common Stock is convertible into Class A Common Stock on a 1-for-1 basis upon certain transfers of such shares and at the holder’s election. SGGP II, LLC, the general partner of SG Growth Partners II LP, has sole voting and dispositive power over such shares, and voting decisions with respect to such shares are made by Kenneth A. Fox and Daniel C. Marriott as the investment committee of SGGP II, LLC. Mr. Fox and Mr. Marriott disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

**
All percentage calculations set forth herein are based upon 37,657,649 outstanding shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), as of December 31, 2017 as reported by the Issuer to the reporting persons.  The reporting persons acquired the reported shares prior to the registration of the Class A Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 09523Q101	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS SGGP II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 9,937,081*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,937,081*
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,937,081*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.9%**
12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*
Consists of 9,937,081 shares of Class B Common Stock held of record by SG Growth Partners II, LP.  Each share of Class B Common Stock is convertible into Class A Common Stock on a 1-for-1 basis upon certain transfers of such shares and at the holder’s election.  SGGP II, LLC, the general partner of SG Growth Partners II LP, has sole voting and dispositive power over such shares, and voting decisions with respect to such shares are made by Kenneth A. Fox and Daniel C. Marriott as the investment committee of SGGP II, LLC. Mr. Fox and Mr. Marriott disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

**
All percentage calculations set forth herein are based upon 37,657,649 outstanding shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), as of December 31, 2017 as reported by the Issuer to the reporting persons.  The reporting persons acquired the reported shares prior to the registration of the Class A Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 09523Q101	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS DANIEL C. MARRIOTT
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 9,937,081*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,937,081*
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,937,081*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.9%**
12.	TYPE OF REPORTING PERSON IN

*
Consists of 9,937,081 shares of Class B Common Stock held of record by SG Growth Partners II, LP.  Each share of Class B Common Stock is convertible into Class A Common Stock on a 1-for-1 basis upon certain transfers of such shares and at the holder’s election. SGGP II, LLC, the general partner of SG Growth Partners II LP, has sole voting and dispositive power over such shares, and voting decisions with respect to such shares are made by Kenneth A. Fox and Daniel C. Marriott as the investment committee of SGGP II, LLC. Mr. Fox and Mr. Marriott disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

**
All percentage calculations set forth herein are based upon 37,657,649 outstanding shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), as of December 31, 2017 as reported by the Issuer to the reporting persons.  The reporting persons acquired the reported shares prior to the registration of the Class A Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 09523Q101	13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS KENNETH A. FOX
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 9,937,081*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,937,081*
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,937,081*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.9%**
12.	TYPE OF REPORTING PERSON IN

*
Consists of 9,937,081 shares of Class B Common Stock held of record by SG Growth Partners II, LP.  Each share of Class B Common Stock is convertible into Class A Common Stock on a 1-for-1 basis upon certain transfers of such shares and at the holder’s election. SGGP II, LLC, the general partner of SG Growth Partners II LP, has sole voting and dispositive power over such shares, and voting decisions with respect to such shares are made by Kenneth A. Fox and Daniel C. Marriott as the investment committee of SGGP II, LLC. Mr. Fox and Mr. Marriott disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

**
All percentage calculations set forth herein are based upon 37,657,649 outstanding shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), as of December 31, 2017 as reported by the Issuer to the reporting persons.  The reporting persons acquired the reported shares prior to the registration of the Class A Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 09523Q101	13G	Page 6 of 9 Pages

SCHEDULE 13G

Item 1(a).	Name of Issuer:
          Blue Apron Holdings, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
          40 West 23rd Street
          New York, New York 10010
Item 2(a).	Name of Person Filing:
         This Schedule 13G is filed by:
         (i) SG Growth Partners II, L.P.
         (ii) SGGP II, LLC
        (iii) Daniel C. Marriott
        (iv) Kenneth A. Fox
        SGGP II, LLC, the general partner of SG Growth Partners II LP, has sole voting and dispositive power over such shares, and voting decisions with respect to such shares are made by Kenneth A. Fox and Daniel C. Marriott as the investment committee of SGGP II, LLC. Mr. Fox and Mr. Marriott disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.
Item 2(b).	Address of Principal Business Office:
         The address for each Reporting Person is:
         402 West 13th Street, 4th Floor
         New York, New York, 10014
Item 2(c).	Citizenship:
          (i) SG Growth Partners II, L.P. is a Delaware limited partnership.
         (ii) SGGP II, LLC is a Delaware limited liability company.
        (iii) Daniel C. Marriott is a citizen of the United States.
        (iv) Kenneth A Fox is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
          Class A Common Stock, par value $0.0001
Item 2(e)	CUSIP Number:
          09523Q101
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
        Not Applicable.

CUSIP No. 09523Q101	13G	Page 7 of 9 Pages

Item 4.	Ownership.
     The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. Ownership is stated as of the date hereof and the ownership percentages are based upon 37,657,649 outstanding shares of Class A Common Stock as of December 31, 2017 as reported by the Issuer to the reporting persons. The reporting persons acquired the reported shares prior to the registration of the Class A Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended.
   SGGP II, LLC, the general partner of SG Growth Partners II LP, has sole voting and dispositive power over such shares, and voting decisions with respect to such shares are made by Kenneth A. Fox and Daniel C. Marriott as the investment committee of SGGP II, LLC. Mr. Fox and Mr. Marriott disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.
Item 5.      Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.  Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 14, 2018
SG GROWTH PARTNERS II, LP

By: SGGP II, LLC, its general partner

By:	/s/ Wayne Marino
Name: Wayne Marino Title: Authorized Signatory

SGGP II, LLC

By:	/s/ Kenneth A. Fox
Name: Kenneth A. Fox Title: Managing Partner

By:	/s/ Daniel C. Marriott
Name: Daniel C. Marriott

/s/ Kenneth A. Fox
By:	Name: Kenneth A. Fox

EXHIBIT 1
JOINT FILING AGREEMENT
Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock and the information required by this Schedule 13G, to which this Joint Filing Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.
Date:  February 14, 2018

SG GROWTH PARTNERS II, LP

By: SGGP II, LLC, its general partner

By:	/s/ Wayne Marino
Name: Wayne Marino Title: Authorized Signatory

SGGP II, LLC

By:	/s/ Kenneth A. Fox
Name: Kenneth A. Fox Title: Managing Partner

By:	/s/ Daniel C. Marriott
Name: Daniel C. Marriott

/s/ Kenneth A. Fox
By:	Name: Kenneth A. Fox